Filed by: Prudential plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                      Exchange Act Commission File No: 001-07981

Proxy statement/prospectus

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel: (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel:
(713) 522-1111).

       The following letter was sent by Jonathan Bloomer of Prudential plc to Prudential staff on March 30, 2001.

                                [PRUDENTIAL LOGO]




                                                       Jonathan Bloomer
                                                       Group Chief Executive

                                                       Prudential plc
                                                       Laurence Pountney Hill
                                                       London EC4R 0HH

                                                       Tel 020 7220 7588
                                                       Direct line 020 7548 3100
                                                       Fax 020 7548 3630


TO ALL STAFF


                                                                   30 March 2001


              MERGER OF PRUDENTIAL AND AMERICAN GENERAL CORPORATION

When we announced the proposed merger with American General Corporation on 12 March, I promised to keep you informed of developments and this letter is to update you on progress.

Since the announcement, Philip Broadley and I, together with Bob Devlin and his senior team at American General, have spent the last three weeks on an investor roadshow in the United States, the UK and Continental Europe. The purpose of these meetings was to brief both companies' investors about the rationale for the transaction, provide them with more detail about our respective business operations and highlight how much the two businesses complement each other. These meetings went very well and it was particularly useful to be able to tell UK investors more about American General, and US investors more about our own business.

Looking further ahead, our shareholders will have the opportunity to ask questions about the proposed merger and to vote on it at an Extraordinary General Meeting. The date of this meeting has yet to be agreed but it is likely to be in June and we will be confirming details to shareholders shortly.

As well as updating you on progress with the transaction, I wanted to take this opportunity to provide you with some more information about American General and what the merger will mean for us at Prudential. We believe that American General is a truly outstanding business. Its operations are organised into two strategic business groups - Asset Accumulation run by John Graf and Financial Services run by Rod Martin - through which its operating divisions are managed. John is responsible for the Retirement Services division - the third largest writer of annuities in the US - and following the completion of the merger, he will also be responsible for Jackson National Life and PPM America. Rod is responsible for the Life Insurance division which is the second largest issuer of life policies in the US, and the Consumer Finance division, the third largest US specialist lender.

Through Jackson National Life, we already have a superb business in the US but the merger with American General will enhance our position in that market still further and make us the leader in a number of product areas including being the number one provider of annuities. Like Prudential, American General has successfully delivered strong shareholder returns by developing a powerful multi-brand, multi-channel business model. Both Jackson and American General have developed their own distinct product ranges and distribution networks and there is very little overlap between the two businesses. While Prudential and American General are successful in their own right, we believe that by combining our respective businesses we will be able to deliver faster growth and create greater value both in the near and longer-term.

However, this transaction is not just about our operations in the US. With our enhanced international scope, we believe that the combined group will generate stronger revenue and earnings growth and have a larger capital base which will ensure that we are even better placed to capitalise on the outstanding opportunities and potential that exists in Asia, the UK and Europe. This is entirely consistent with our stated strategy of being an international retail financial services player of scale in each of our chosen markets.

I believe that this merger, which will create the world's sixth largest insurance group, is an outstanding opportunity for all of us at Prudential and I would like to thank you for your continued support.


/s/ Jonathan Bloomer



Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. AMERICAN GENERAL CORPORATION SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel.: (+44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.:
(+1 713) 522-1111).

Issued by Prudential plc, approved by UBS Warburg Ltd., a subsidiary of UBS AG for the purposes of Section 57 of the Financial Services Act 1986. UBS Warburg Ltd. is regulated in the UK by the Securities and Futures Authority. This does not constitute a recommendation regarding the Prudential plc ordinary shares. The value of an investment may go down as well as up. Investors or potential investors should seek advice from an independent financial adviser as to the suitability for the individual concerned.